# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VTV THERAPEUTICS INC., CIK 0001641489
CUSIP: 918385204
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3980 Premier Drive, Suite 310, High Point, North Carolina (NC), 27265
Date of event which requires filing of this statement: 12/08/2025
Amends the filing with accession number 0001104659-24-031174
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 246,484; sole dispositive power 0; shared dispositive power 246,484; aggregate amount beneficially owned 246,484 (6.2% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 246,484; sole dispositive power 0; shared dispositive power 246,484; aggregate amount beneficially owned 246,484 (6.2% of the class)
- Samsara Opportunity Fund, L.P. (CIK 0002086193): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 152,893; sole dispositive power 0; shared dispositive power 152,893; aggregate amount beneficially owned 152,893 (3.8% of the class)
- Samsara Opportunity Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 152,893; sole dispositive power 0; shared dispositive power 152,893; aggregate amount beneficially owned 152,893 (3.8% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,565; shared voting power 399,377; sole dispositive power 4,565; shared dispositive power 399,377; aggregate amount beneficially owned 403,942 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: VTV THERAPEUTICS INC.
Address of issuer's principal executive offices: 3980 Premier Drive, Suite 310, High Point, North Carolina (NC), 27265
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 5, 2024 and amended on September 3, 2025 and September 25, 2025 (as amended, the "Statement"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 3,938,018 shares of Class A common stock outstanding as of November 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025; (ii) 100,881 shares of Class A common stock issuable upon the exercise of Warrants; and (iii) with respect to Dr. Akkaraju, 4,565 shares of Class A common stock issuable upon the exercise of stock options within 60 days.

Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of the cover page for Dr. Akkaraju has been rounded down to 9.9%.

The Reporting Persons' beneficial ownership of the Issuer's securities consists of (i) 192,496 shares of Class A common stock directly held by Samsara LP; (ii) Pre-Funded Warrants exercisable for up to 1,486,424 shares of Class A common stock directly held by Samsara LP; (iii) Common Warrants exercisable for up to 655,523 shares of Class A common stock directly held by Samsara LP; (iv) 106,000 shares of Class A common stock directly held by Samsara Opportunity Fund; (v) Pre-Funded Warrants exercisable for up to 877,214 shares of Class A common stock directly held by Samsara Opportunity Fund; (vi) Common Warrants exercisable for up to 983,214 shares of Class A common stock directly held by Samsara Opportunity Fund; and (vii) 4,565 stock options (right to buy) that are currently vested or scheduled to vest within 60 days of this filing held by Dr. Akkaraju. Each of the Pre-Funded Warrants and the Common Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Warrants to the extent that, following exercise, each of Samsara LP and Samsara Opportunity Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the Class A common stock outstanding. Each of Samsara LP and Samsara Opportunity Fund is currently prohibited from exercising the Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 399,377 shares of Class A common stock.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP.

Samsara Opportunity GP is the sole general partner of Samsara Opportunity Fund and Dr. Akkaraju is the managing member of Samsara Opportunity GP. Each of Samsara Opportunity GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara Opportunity Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Class A common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On December 8, 2025, Samsara LP sold 75,965 shares of Class A common stock to a single purchaser at a price per share of $21.25 in a private sale. These shares represented shares held by Samsara LP for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A]filed with the SEC on September 25, 2025).

Exhibit 99.2 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

Exhibit 99.3 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

Exhibit 99.4 Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

Exhibit 99.5 Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-37524) filed with the SEC on September 2, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (12/09/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (12/09/2025)
- Samsara Opportunity Fund, L.P.: /s/ Srinivas Akkaraju, By Samsara Opportunity Fund GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (12/09/2025)
- Samsara Opportunity Fund GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (12/09/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (12/09/2025)